ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

July 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn:     William H. Thompson
Accounting Branch Chief, Office of Consumer Products

Re:     Alliant Energy Corporation
Interstate Power and Light Company
Wisconsin Power and Light Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed February 24, 2016 and May 5, 2016
File No. 1-9894, 1-4117 and 0-337

Dear Mr. Thompson:
Set forth below are the responses of Alliant Energy Corporation (“Alliant Energy”), Interstate Power and Light Company (“IPL”) and Wisconsin Power and Light Company (“WPL”) and together with Alliant Energy and IPL, (the “Companies”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 18, 2016 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).
The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K or Form 10-Q, as indicated.
Form 10-K for Fiscal Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data
Note 12. Benefit Plans
Note 12(b) Equity-based Compensation Plans
Performance Units, page 132

1.
We note that performance units must be paid out in cash and are valued based on the average price of one share of common stock on the grant date of the award. Please tell us why awards are not valued based on the closing market price at the reporting date and why your accounting complies with ASC 718.

Response:
The Companies respectfully acknowledge the Staff’s comment and note that Alliant Energy’s, IPL’s and WPL’s accounting for performance unit awards is in accordance with ASC 718. The performance units are accounted for pursuant to ASC 718 because they are liability awards for which, in accordance with ASC 718-10-15-3, the “amounts are based, at least in part, on the price of the entity’s shares or other equity instruments.” Specifically, the final payout of the awards is, in part, based on Alliant Energy’s total shareholder return (TSR) relative to an investor-owned utility peer group.

The awards are classified as liability awards as they have a mandatory cash payout. Per ASC 718-30-35-3, “A public entity shall measure a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period.” Accordingly, Alliant Energy, IPL and WPL account for performance unit awards by remeasuring the awards to fair value each reporting period and recognizing a portion of the change to compensation expense over the requisite service period. As a result, we have concluded our accounting is in accordance with ASC 718.
Per ASC 718-10-35-1 through 35-3 and related implementation guidance in ASC 718-10-55, share-based payment awards generally require the use of a fair-value-based measurement method. Fair value is defined in ASC 718-10-20 as the “amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” In the absence of an observable market price, an entity should use a valuation technique to estimate the fair-value-based measure. In addition, because the performance units contain a market condition (Alliant Energy’s TSR relative to an investor-owned utility peer group), that market condition is reflected in determining the fair-value-based measurement of the awards each reporting period pursuant to ASC 718-10-30-14.
The incentive plan for performance units does not allow for participation in share price changes after the grant date (other than the market condition described above), which is why the fair value is tied to the grant-date stock price. Each participant has a target award dollar value and the number of units granted is determined based on the target value divided by the stock price at the grant date. Therefore, although the performance units are considered a share-based payment award due to the market condition, the value of each unit that vests is not correlated to changes in the stock price between the grant and vesting or settlement dates. That is, the value of each unit that vests is “fixed” based on the original grant-date stock price and changes in the stock price are only incorporated in the fair-value-based measure each reporting period for the market condition associated with Alliant Energy’s TSR.
Participants are awarded a target number of units that, if performance meets the threshold level, may vest anywhere between 50% of target (threshold) to 200% of target (maximum) based on Alliant Energy’s cumulative TSR performance relative to an investor-owned utility peer group. An example of the calculation of the cash payout upon vesting is as follows:

•
Participants receive awards to achieve a total target value of $500,000. The stock price on the grant date is $50, resulting in 10,000 target performance units granted. Final payout ranges from 0% to 200% based on Alliant Energy’s cumulative TSR relative to an investor-owned utility peer group over a three-year period.

•
At the end of the three-year performance period, assume Alliant Energy’s TSR was in the 60th percentile (which equates to 125% of the target units vesting). Assume also at the end of the three-year performance period that Alliant Energy’s stock price is $55.

•	The number of awards that vested at the end of the performance period is 12,500 (10,000 * 125%). The cash payout to participants would be 12,500 * $50 (grant-date stock price) = $625,000.
In the scenario above, participants know that the value of each unit that vests will be based on the stock price at the grant date and not the stock price at the vesting or settlement date. The payout uncertainty comes from the number of units that will vest at the end of the performance period, which is based on Alliant Energy’s cumulative TSR relative to an investor-owned utility peer group at the end of the three-year performance period. Each quarter Alliant Energy updates the market condition (the TSR assumption) used in its fair value calculation of the awards. We have determined that this measurement approach reflects the fair value of the performance units at each reporting period and is thus in accordance with ASC 718.
Performance units are immaterial to Alliant Energy’s, IPL’s and WPL’s financial statements. Currently there are two performance unit award years outstanding, 2014 and 2015. If the maximum payout were achieved for both award years the total value would be $4.2 million in aggregate. Compensation expense recorded for performance unit awards was $1.2 million for the year ended December 31, 2015 and $1.0 million for the six months ended June 30, 2016. We propose to revise the existing disclosure wording starting with the Companies’ 2016 second quarter Form 10-Q to the following:
“Compensation expense for performance shares and performance units is recorded ratably over the performance period based on the fair value of the awards at each reporting period.”

In addition, given the immateriality of the performance units, as part of the normal assessment process we undertake, we will evaluate the usefulness and relevance of this disclosure when preparing our 2016 Combined Form 10-K and may further revise this disclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2016
Note 9. Benefit Plans
Note 9(b) Equity-based Compensation Plans
Key Employee Performance Restricted Units , page 20

2.
We note that key employee performance restricted units must be paid out in cash, are accounted for as liability awards and are valued based on the closing market price of one share of common stock on the grant date of the award. Please tell us why awards are not valued based on the closing market price at the reporting date and why your accounting complies with ASC 718.

Response:
The Companies respectfully acknowledge the Staff’s comment and note that Alliant Energy’s, IPL’s and WPL’s accounting for Key Employee Performance Restricted Units (“KEPRU”) awards is not in the scope of ASC 718. The KEPRU’s are not accounted for pursuant to ASC 718 because while they are liability awards, pursuant to ASC 718-10-15-3, the amounts are not “based, at least in part, on the price of the entity’s shares or other equity instruments” nor do they “require or may require settlement by issuing the entity’s equity shares or other equity instruments.” Specifically, the final payout of the awards is, in part, based on Alliant Energy’s net income achieved in year three of the performance period and not indexed to any of the Companies’ equity. While the number of units are based on Alliant Energy’s stock price on the grant date, the number of potential units and value of each unit are fixed on the grant date, similar to a bonus award. The awards are classified as liability awards as they have a mandatory cash payout. Accordingly, Alliant Energy, IPL and WPL account for its KEPRU awards by accruing the awards based on the probability of achieving performance targets each reporting period and recognizing such accrual to compensation expense over the requisite service period.
The incentive plan for KEPRUs does not allow for participation in any share price changes after the grant date, which is why the accrual is tied to the grant-date stock price. Each participant has a target award dollar value and the number of units granted is determined based on the target value divided by the stock price at the grant date. Therefore, the value of each unit that vests is not correlated to changes in the stock price between the grant and vesting or settlement dates. In addition, the number of units that vest is not correlated to changes in the stock price between the grant and vesting or settlement dates. Such number of units is based on Alliant Energy’s net income.
Participants are awarded a target number of units that, if performance meets the threshold level, may vest anywhere between 50% of target (threshold) to 200% of target (maximum) based on Alliant Energy’s net income achieved in year three of the performance period. The plan includes a funding scale where each net income level in the scale correlates to a different payout multiplier. An example of the calculation of the cash payout upon vesting is as follows:

•
Participants receive awards to achieve a total target value of $500,000 in aggregate. The stock price on the grant date is $50 resulting in 10,000 target KEPRUs granted. Final payout ranges from 0% to 200% based on Alliant Energy’s net income achieved in year three of the performance period.

•
At the end of the three-year performance period, assume Alliant Energy’s net income achieved the target payout funding level (which equates to the target number of units vesting or 100%). Assume also at the end of the three-year performance period that Alliant Energy’s stock price is $55.

•	The number of awards that vested at the end of the performance period is 10,000 (10,000 * 100%). The cash payout to participants would be 10,000 * $50 (grant-date stock price) = $500,000.
In the scenario above, participants know that the value of each unit that vests will be based on the stock price at the grant date and not the stock price at the vesting or settlement date. The payout uncertainty for participants comes from the number of units that will vest at the end of the performance period, which is based on Alliant Energy’s net income in year three. Each quarter Alliant Energy updates the payout multiplier assumption, which incorporates the probability of meeting performance targets in year three of the performance period. We have determined that this measurement approach reflects the appropriate accrual of the KEPRU’s at each reporting period.

KEPRU’s are immaterial to Alliant Energy’s, IPL’s and WPL’s financial statements. This was a new plan introduced to key employees in 2016. If the maximum payout were achieved the total value would be $3 million. Compensation expense recorded for KEPRUs was $0 for the year ended December 31, 2015 and $0.3 million for the six months ended June 30, 2016. We propose to revise the existing disclosure wording starting with the Companies’ 2016 second quarter Form 10-Q to the following:
“Each key employee performance restricted unit’s final value is based on the closing market price of one share of Alliant Energy’s common stock on the grant date of the award. Compensation expense is recorded ratably over the performance period based on a probability assessment of payouts for the awards at each reporting period.”
In addition, given the immateriality of the KEPRU’s, as part of the normal assessment process we undertake, we will evaluate the usefulness and relevance of this disclosure when preparing our 2016 Combined Form 10-K and may further revise this disclosure.
The Companies acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We greatly appreciate your prompt response to this letter. If you have any questions regarding this letter, please contact me at (608) 458-0528.
Very truly yours,
/s/ Thomas L. Hanson
Thomas L. Hanson
Senior Vice President and Chief Financial Officer

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